Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola Project Is the First Sponsored
under the Institut Pasteur-Total Agreement
(Paris – December 2, 2005) – In Luanda today, Total officially inaugurated a partnership with the Centro de Apolo aos Jovens (CAJ), a local non-governmental organization that provides young people with services, information and support related to the prevention and diagnosis of sexually transmitted infection (STI). The partnership is the first project sponsored under the corporate funding agreement signed by Total and Institut Pasteur in October to strengthen the scientific and human resources allocated to the fight against infectious diseases.
Total’s support will enable the CAJ:
•	to expand its awareness and educational initiatives for young people in the Luanda region

•	to improve its services and diagnostic capabilities

•	to acquire additional educational resources to train physicians, nurses and social workers and enable them to acquire specialized skills in testing and treating sexually transmitted infections, especially HIV, in young people
The medical training will be monitored by Institut Pasteur and provided by Angolan and international experts, including members of the Pasteur network.
Also under the agreement, Total will finance infectious disease research programmes conducted by Institut Pasteur’s multidisciplinary, international teams, while Institut Pasteur will oversee and validate initiatives to train medical and paramedical staff in non-OECD countries in the diagnosis, treatment and follow-up of sexually transmitted infections. Total will spend €10 million on these initiatives to 2010.
With this partnership, Total has taken a major step forward in its commitment to humanitarian programs and social solidarity. Total is already involved through its subsidiaries in local programmes, in particular to fight HIV/AIDS. This agreement with one of the world’s leading biomedical research institutes will help the Group to ensure the quality and effectiveness of its commitments to host communities.
Total, which has been working in Angola since 1952, is operating a significant development programme and is today one of the major players in the country’s oil industry. On Block 17 in which the Group is, has a 40% interest, the Girassol field produces over 240,000 barrels of oil per day, and the Dalia and Rosa fields are under development. In 2004, the Group’s share of production in Angola was some 164,000 barrels of oil equivalent per day.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com